Exhibit 77(k)

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On November 2, 2000, the Board of Directors, and Audit Committee thereof, of the Fund approved replacing KPMG LLP with PricewaterhouseCoopers LLP as the Fund's certifying accountant. The change was part of standardizing the accountancy process to ensure that the International Funds in the Pilgrim Fund complex shared the same independent accountant. KPMG LLP did not in the past two years issue a principal accountant's report that (i) contained an adverse opinion or a disclaimer of opinion, or (ii) was qualified or modified as to uncertainty, audit scope, or accounting principles. Also, during the past two fiscal years and any subsequent interim period preceding the change in accountant, the Fund had no disagreements with KPMG LLP regarding accounting principles or practices, financial statement disclosure, or auditing scope or procedure.